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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           MAXIM PHARMACEUTICALS, INC.
             (Exact name of Registrant as specified in its charter)

                                    Delaware
                    (State of Incorporation or Organization)

                                   87-0279983
                      (I.R.S. Employer Identification No.)

                           8899 University Center Lane
                                    Suite 400
                           San Diego, California 92122
                    (Address of Principal Executive Offices)

         Securities to be registered pursuant to Section 12(b) of the Act: Not applicable

         Title of each class to be so registered: Not applicable

         Name of each exchange on which each class is to be registered: Not applicable

         If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

         If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ X ]

         Securities Act registration statement file number to which this form relates: Not applicable.

         Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
                                (Title of Class)


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Item 1.  Description of Registrant's Securities to be Registered

         On June 12, 2000, the Board of Directors of Maxim Pharmaceuticals, Inc. (the "Company"), adopted a Stockholders Rights Plan and declared a dividend distribution of one Right for each outstanding share of the Company's common stock, par value $.001 per share (the "Common Stock"), to stockholders of record at the close of business on June 22, 2000 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredths of a share of Series A Junior Participating Preferred Stock (the "Preferred Stock"), at a purchase price of $325.00, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of June 15, 2000 between the Company and American Stock Transfer & Trust Company, as Rights Agent ("Rights Agent") filed as an exhibit hereto.

DISTRIBUTION DATE

         Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after June 22, 2000 will contain a legend incorporating the Rights Agreement by reference, and
(iii) the surrender or transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

             The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of the outstanding Common Stock of the Company (an "Acquiring Person") or
(ii) the tenth business day after the latest of (A) the date of the announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 15% or more of the outstanding Common Stock, or (B) the date upon which all regulatory approvals required for the acquisition of stock pursuant to such tender or exchange offer are retained or waived or (C) the date upon which any approval required of the security holders of such person or group for the acquisition of stock pursuant to such tender or exchange offer is obtained or waived.

         An Acquiring Person does not include the Company, any subsidiary of the Company, any benefit plan of the Company or of any subsidiary of the Company, or any person organized, appointed or established by the Company for or pursuant to the terms of any such plan. No person shall become an Acquiring Person as the result of an acquisition of Common Stock by the Company which increases the proportionate number of Common Stock beneficially owned by such person to 15% or more of the Common Stock of the Company then outstanding; provided, however, that if such Acquiring Person shall, after such acquisition by the Company, become the Beneficial Owner of any additional Common Stock of the Company, then such Person shall be deemed an "Acquiring Person".


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         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. At the time of distribution of the Rights Certificates, the Company shall make the necessary and appropriate rounding adjustments so that Rights Certificates representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Rights. All Common Stock issued prior to the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) June 22, 2010 (the "Final Expiration Date") or (ii) redemption or exchange of the Rights as described below.

RIGHT TO BUY COMPANY COMMON STOCK

         Unless the Rights have been redeemed or exchanged, in the event that a person or group becomes an Acquiring Person and at any time following the Distribution Date, each holder of a Right will thereafter have the right to purchase from the Company, for the Purchase Price, in lieu of shares of Series A Junior Preferred Stock, that number of shares of Common Stock which at that time had a market value of twice the Purchase Price. Upon the occurrence of any such event, any Rights that are owned by an Acquiring Person, its affiliates and associates and certain transferees thereof, shall become null and void.

RIGHT TO BUY ACQUIRING COMPANY STOCK

         Similarly, unless the Rights have been redeemed or exchanged, if, after the first date of a public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, (a) the Company is acquired in a consolidation, merger, statutory share exchange or other business combination transaction in which the Company is not the surviving corporation, (b) any Person enters into a consolidation, merger or statutory share exchange with, or merge with or into, the Company, and the Company shall be the surviving corporation, or (c) the Company sells or otherwise transfers more than 50% of the assets or earning power of the Company, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

REDEMPTION

         The Company may redeem the Rights in whole, but not in part, at any time prior to the earlier of (i) the close of business on the tenth business day following the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, or (ii) June 22, 2010, at a price of $.01 per Right. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to less than 15% of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company and there are no other Acquiring Persons. Immediately upon the action of the Board of


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Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

EXCHANGE

         At any time after any person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Stock, the Board of Directors of the Company may, at its option, exchange all or part of the then outstanding and exercisable Rights for Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted as necessary. Immediately upon the action of the Board of Directors, the Rights will terminate and the only right of the holders of Rights shall be to receive one share of Common Stock per Right.

ADJUSTMENT PROVISION

         The Purchase Price payable and the number and kind of shares of Preferred Stock or capital stock, as the case may be, issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock. With certain exceptions, no adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price; provided, however, that any adjustments of less than 1% in the Purchase Price shall be carried forward and taken into account in any subsequent adjustment.

AMENDMENT

         Prior to the Distribution Date, the terms of the Rights may be amended by the Board of Directors in its discretion without the consent of the Rights holders. After the Distribution Date, the Board of Directors may, subject to certain limitations, amend the Rights Agreement to clarify or resolve any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Rights Agreement or to make other changes that do not adversely affect the interests of the Rights holders (excluding the interests of Acquiring Persons).

NO STOCKHOLDERS' RIGHTS PRIOR TO EXERCISE

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.


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Item 2.  Exhibits

         1. Rights Agreement dated as of June 15, 2000 between Maxim Pharmaceuticals, Inc. and American Stock Transfer & Trust Company, the form of Certificate of Designation of Series A Junior Participating Preferred Stock attached as Exhibit A thereto, the form of Rights Certificate attached as Exhibit B thereto, and the form of Summary of Rights attached as Exhibit C thereto. Pursuant to the Rights Agreement, printed Rights Certificates will be mailed as soon as practicable after the Distribution Date.


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                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 20, 2000

MAXIM PHARMACEUTICALS, INC.


By:    /s/ DALE A. SANDER
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       Dale A. Sander
       Vice President, Finance,
       Chief Financial Officer
       and Secretary